Exhibit 99.185

mCloud Signs Commitment Letter for $5 Million Operating Line from ATB Financial

VANCOUVER, BC, May 17, 2021 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, is pleased to announce it has executed a commitment letter with ATB Financial ("ATB") for a $5 million secured operating line (the "ATB Facility"). Proceeds of the ATB Facility will be used to repay amounts owed by the Company to HSBC Bank Canada and for general working capital purposes.

The ATB Facility is a demand operating line bearing interest at a floating rate equal to the prime rate per annum established by ATB from time to time for commercial loans denominated in Canadian dollars made by ATB in Canada, plus an applicable margin rate based on the senior debt to EBITDA ratio of the Company at the time of determination. Repayments under the ATB Facility will be made on a monthly interest-only basis until demand. The ATB Facility is secured against certain assets of the Company and its principal subsidiaries.

"Closing this new credit facility with ATB demonstrates the confidence lenders and large shareholders have in mCloud's current and long-term outlook as we leverage the relationships we are cultivating in the province of Alberta," said Russ McMeekin, mCloud President and CEO. "As pandemic restrictions ease this summer, we plan on coupling the ATB Facility with Canadian-based export initiatives expected to help us rapidly grow our footprint internationally in target markets including the Middle East and Southeast Asia."

The Company noted since signing a Memorandum of Understanding with Invest Alberta Corporation in February, it had made substantial progress in advancing its Environmental, Social, and Governance ("ESG") agenda, specifically highlighting ongoing success in driving the early adoption of its new AssetCare™ AI-powered fugitive gas emission and leak detection solution in cooperation with private companies and provincial agencies deploying new technologies to decarbonize and reduce CO2e emissions across the province.

"The changes we have made to our capital structure, coupled with the demand we are seeing for AssetCare solutions that help our customers in Canada and around the world act on ESG issues, positions mCloud very well to sustain the Company's long-term growth and maximize shareholder value," McMeekin added.

Completion of the ATB Facility is subject to satisfaction of customary closing conditions and receipt of all applicable consents.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to the proposed completion of the ATB Facility and the use of the available funds thereunder by the Company.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated April 12, 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/17/c5833.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 17-MAY-21